Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Program Pendanaan Usaha Mikro dan Usaha Kecil

(Community Development Center)

Financial statements as of December 31, 2024

for the year then ended with independent auditor’s report

The original financial statements included herein are in Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER

(FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

AND FOR YEAR THEN ENDED

************************

STATEMENTS OF SENIOR GENERAL MANAGER REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS OF PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

AS OF DECEMBER 31, 2024 AND FOR THE YEAR THEN ENDED

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

SOCIAL RESPONSIBILITY CENTER

No: Tel.807/KU000/SRT-A1010000/2025

We, the undersigned:

Name	:	Hery Susanto
Office Address	:	Jl. Gatot Subroto Kav 52 Jakarta
Telephone	:	021-5202173
Position	:	Senior General Manager Social Responsibility

State that:

1.

We are responsible for the preparation and presentation of Financial Statements of Program Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("SRC");

2.

Financial statements Program Pendanaan Usaha Mikro dan Usaha Kecil as of December 31, 2024 and for the year then ended have been prepared and presented in accordance with Non-publiclyAccountable Financial Accounting Standards;

3.	a.	All information in the Program Pendanaan Usaha Mikro dan Usaha Kecil Financial Statements has been fully and correctly disclosed;
	b.	Program Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;
4.	We are responsible for the SRC’s internal Control.

The Statement letter is made truthfully.

Jakarta, April 21, 2025

Senior General Manager Social Responsibility

/s/ Hery Susanto

Heri Susanto

NIK.740115

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00692/2.1032/AU.2/10/1902-2/1/IV/2025

Indonesia Tbk

The Shareholders and Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pendanaan Usaha Mikro dan Usaha Kecil (Community Development Center)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Opinion

We have audited the accompanying financial statements of Program Pendanaan Usaha Mikro dan Usaha Kecil (Social Responsibility Center formerly Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“SRC”), which comprise of statement financial position as of December 31, 2024, and the statements of comprehensive income, changes in net assets and cashflows for the year then ended, and notes to the financial statements, including a summary of material accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the SRC as of December 31, 2024, and its financial performance and cash flows for the year then ended, in accordance with Indonesian Non-Publicly Accountable Entities Financial Accounting Standards.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00692/2.1032/AU.2/10/1902-2/1/IV/2025 (continued)

Basis for opinion

We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants (“IICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements paragraph of our report. We are independent of the SRC in accordance with the ethical requirements relevant to our audit of the financial statements in Indonesia, and we have fulfilled our other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other information

SRC’s Management is responsible for the other information. Other information comprises the information included in the annual report year 2024 (the “Annual Report”). The Annual Report is expected to be made available to us after the date of this independent auditor’s report.

Our audit opinion on the accompanying financial statements does not cover the Annual Report, and accordingly, we do not express any form of assurance on the Annual Report.

In connection with our audit of the accompanying financial statements, our responsibility is to read the Annual Report when it becomes available and, in doing so, consider whether the Annual Report is materially inconsistent with the accompanying financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate actions based on the applicable laws and regulations.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00692/2.1032/AU.2/10/1902-2/1/IV/2025 (continued)

Responsibilities of SRC’s management and those charged with governance for the financial statements

SRC’s management is responsible for the preparation and fair presentation of such financial statements in accordance with Indonesian Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as SRC’s management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, SRC’s management is responsible for assessing the SRC’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting, unless SRC’s management either intends to liquidate the SRC or to cease its operations or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the SRC’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our audit opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Standards on Auditing established by the IICPA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of such financial statements.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00692/2.1032/AU.2/10/1902-2/1/IV/2025 (continued)

Auditor’s responsibilities for the audit of the financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to such risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of the SRC’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by SRC’s management.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00692/2.1032/AU.2/10/1902-2/1/IV/2025 (continued)

Auditor’s responsibilities for the audit of the financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: (continued)

●	Conclude on the appropriateness of SRC’s management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the SRC's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our audit opinion. Our conclusion is based on the audit evidence obtained up to the date of our independent auditor’s report. However, future events or conditions may cause the SRC to cease to continue as a going concern.

●	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00692/2.1032/AU.2/10/1902-2/1/IV/2025 (continued)

Auditor’s responsibilities for the audit of the financial statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Purwantono, Sungkoro & Surja

/s/ Yuki, CPA

Yuki, CPA

Public Accountant Registration No. AP.1902

April 21, 2025

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 (Expressed in Millions of Rupiah)

	Notes	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and Cash Equivalents	4	254,915	172,397
Loan to Foster Partners net of allowance for impairment losses of Rp53,343 (2023: Rp65,468)	5	36,014	125,663
Total Current Assets		290,929	298,060

Non Current Asset
PUMK Loan Collaboration to Foster Partners	6	28,021	-
PUMK Collaboration Receivable to BRI	6	2,098	20,000
Troubled Loan net of allowance for impairment losses of Rp320,222 (2023: Rp305,395)	7	-	-
Total Non Current Assets		30,119	20,000
TOTAL ASSETS		321,048	318,060

LIABILITIES AND NET ASSETS
LIABILITIES
Current Liabilities
Payables and Other Current Liabilities	8	406	392
Overpayment of Installments	9	261	237
TOTAL LIABILITIES		667	629
NET ASSETS
Without Restrictions from Resource Provider		320,381	317,431
With Restrictions from Resource Provider			-
Total net assets		320,381	317,431
TOTAL LIABILITIES AND NET ASSETS		321,048	318,060

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2024

(Expressed in Millions of Rupiah)

		Year Ended December 31,
	Notes	2024	2023
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUE
Loan Administration Service Income	10	2,847	8,264
Interest Income		3,359	1,471
Other Income		4	8
TOTAL REVENUE		6,210	9,743
INCOME/(EXPENSES)
(Allowance)/Recovery for Impairment of Loan	5d	(2.702)	4,019
Other Expenses		(558)	(346)
TOTAL INCOME/(EXPENSE)		(3,260)	3,673
SURPLUS		2,950	13,416
WITH RESTRICTIONS FROM RESOURCE PROVIDER		-	-
OTHER COMPREHENSIVE INCOME		-	-
TOTAL COMPREHENSIVE INCOME		2,950	13,416

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF CHANGES IN NET ASSETS

For the Year Ended December 31, 2024

(Expressed in Millions of Rupiah)

		Year Ended December 31,
	Notes	2024	2023
NET ASSETS
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
Beginning balance		317,431	304,015
Surplus		2,950	13,416
Ending balance		320,381	317,431
Other comprehensive income		-	-
Total		320,381	317,431
WITH RESTRICTIONS FROM RESOURCE PROVIDER		-	-
TOTAL NET ASSETS		320,381	317,431

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2024

(Expressed in millions of Rupiah)

	Year Ended December 31,
	2024	2023
OPERATING ACTIVITIES
Reconciliation of surplus to net cash from operating activities
Surplus	2,950	13,416
Reconciliation:
Additional/(reversal) allowance for impairment of loans	2,702	(4,019)

Change in asset and liability
Loans to fosters partners	86,947	171,357
PUMK loan collaboration to Foster Partners	(28,021)	-
PUMK collaboration receivable to BRI	17,902	(20,000)
Overpayment of installments	24	33
Payables and other current liabilities	14	11
NET CASH FLOWS RECEIVED FROM OPERATING ACTIVITIES	82,518	160,798
INCREASE IN CASH AND CASH EQUIVALENTS	82,518	160,798
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	172,397	11,599
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	254,915	172,397

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

1.	INFORMATION OF SOCIAL RESPONSIBILITY CENTER UNIT

	a.	Establishment and General Information

Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (Community Development Center) (“SRC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors Number: 61/ PS150/ CTG-10/ 2003 regarding Organization of Pusat Pengelola Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Establishment. This Company       regulation has been amended several times, most recently with Decree of the Director of Human Capital   Management Number. PR.202.60/r.03/HK250/COP - A0200000/2024 dated February 29, 2024 regarding Organization of Social Responsibility Center.

SRC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small/cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program replaced the Decree of Minister of SOE No. KEP-236/MBU/2003.

On May 22, 2015, Minister of SOE issued regulation No.PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replaced PER-05/MBU/2007.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 regarding SOE Partnership Program with Small Business and Community Development Program and replaced the Decree of Minister of SOE No. PER-07/MBU/2015.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

1.	INFORMATION OF SOCIAL RESPONSIBILITY CENTER UNIT (continued)

	a.	Establishment and General Information (continued)

On April 20, 2021, Ministry of SOE issued  PER-05/MBU/04/2021 regarding Social and Environmental Responsibility Program (TJSL) replaced the Decree of Minister of SOE No: PER-09/MBU/07/2015 and its amendments.

On September 15, 2022, Ministry of SOE issued PER-06/MBU/09/2022 regarding Special Assignment and Social and Environmental Responsibility Program (TJSL).

On March 3, 2023, Ministry of SOE issued PER-1/MBU/03/2023 regarding Special Assignment and Social and Environmental Responsibility Program (TJSL).

SRC head office is located at Graha Merah Putih PT Telkom Indonesia (Persero) Tbk, Gatot Subroto Kav. 52 Jakarta. Social Responsibility (“SR”) Regional and SR Witel is located in Telkom Regional Office and Telkom Wilayah Office (“Witel”) Telkom which spread all over Indonesia.

	b.	Primary Activities

Before the 2023 period, SRC’s primary activities are financing and developing Micro and Small Business (SME) through Program Pendanaan UMK (PUMK) to Foster Partners.

Since 2023 period, SRC’s primary activities are financing and developing Micro and Small Business (SME) through Program Pendanaan UMK (PUMK) to foster partners in collaboration with PT Bank Rakyat Indonesia (Persero) Tbk. (BRI).

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

1.	INFORMATION OF SOCIAL RESPONSIBILITY CENTER UNIT (continued)

	c.	Fund Resources

The source of funds for the PUMK Program comes from:

		i.	Balance of partnership program funds allocated until the end of 2015, and/or
		ii.	Administration service income/ sale and purchase margin/profit sharing portion, deposit interest and/or current account services from partnership program funds.

	d.	Management Structures
Management structures of SRC as of December 31, 2024 and 2023 is as follows:

2024		2023
Senior General Manager	Hery Susanto	Senior General Manager	Hery Susanto
Supporting Management:		Supporting Management:
Senior Manager of Planning, Governance, and Support	Arif Swasono	Senior Manager of Planning and Controlling	Arif Swasono
Senior Manager Community Involvement and Development	Soni Galih Riadi	Senior Manager of Finance	Soni Galih Riadi
Senior Manager Sustainable Development Goals	Suharsono	Senior Manager of SME Empowerment Program	Gandung Pratidhina
Senior Manager Micro Small Enterprise Incubation	Adrian Sani Harahap	Senior Manager of Social and Environment Empowerment	Suharsono
		Senior Manager of Rumah BUMN	Adrian Sani Harahap

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended   by PD.703.00/r.01/ HK200/SRC- A1000000/ 2023 dated November 24, 2023 regarding Social and Environmental Responsibility Program where SRC is the TJSL Program Management Unit is supervised by the Director of Human Capital Management (HCM). As of December 31, 2024 and 2023, the Director of HCM of PT Telkom Indonesia (Persero) Tbk is Mr. Afriwandi.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

.
1.	INFORMATION OF SOCIAL RESPONSIBILITY CENTER UNIT (continued)

	d.	Management Structure (continued)

Number of employees as of December 31, 2024 and 2023 are as follows:

	December 31,
	2024	2023
SRC Corporate	37	53

.
All employees are employees who earn salaries and other benefits from Foster SOE so that the Employee Benefits is implemented by and charged to Foster SOE.

Witholding and payment for income tax Article 21 of Foster SOE’s employee who is assigned at SRC are performed by Foster SOE.

Based on Decree of the Director Number: PD.202.06/r.06/HK.250/COP-A0200000/2024, dated July 29, 2024 regarding Organization of Telkom Regional Division that:
1.

To enhance the effectiveness of Telkom Regional Division in supporting the achievement of strategic objectives, the total of Telkom Regional Division was adjusted from 7 divisions to 5 divisions, specifically, regional II and regional III merged into regional II, regional IV and regional V merged into regional III and regional VI and VII became regional IV and V, respectively.

		2.	There were changes to Company Regulation No: PD.202.06/r.05/HK200/COP A2000000/2023 dated June 27 2023 Organization of Telkom Regional Division.

Management believes that Decree of the Director No: PD.202.06/r.06/HK.250/COP A0200000/2024, dated July 29, 2024 does not have a significant impact on SRC operations.

	e.	Authorization of the Issuance of Financial Statement

The financial statements were completed and authorized for issuance by SRC’s Management on April 21, 2025.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The significant accounting principles which are applied consistently in the preparation of the financial statements for the year then ended December 31, 2024 are as follows:

	a.	Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by the Financial Accounting Standard Board - Indonesian Institute of accountants.

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No: SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared based on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.

The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.

The financial reporting period of SRC is January 1 - December 31.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

	b.	Cash and Cash Equivalents

Cash and cash equivalents consist of balance of cash in banks.

	c.	Loan to Foster Partners

Loan is initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment is based on SRC’s Management evaluation on the collectibility of these loans.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	c.	Loan to Foster Partners (continued)

Loan to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than one year after reporting period.

The classification of loan based on its collectibility are as follows:
i.

Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

ii.

Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	c.	Loan to Foster Partners (continued)

The classification of loan based on its collectibility are as follows: (continued)

iii.

Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

		iv.	Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

	d.	Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s SRC estimation of their collectibility.

SRC firstly determines whether there is objective evidence that there is impairment, individually for significant loan or collectively for loan which are insignificant. If SRC decides that there is no objective evidence of individual impairment, regardless those loans are significant or insignificant, SRC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that loss are recognised, are not included in the collective impairment evaluation.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	e.	PUMK Collaboration Receivable

PUMK Collaboration Receivable represents loan is provided to Foster Partners through PT Bank Rakyat Indonesia (Persero) Tbk. (BRI) as a synergy to increase efficiency and effectiveness in the economic development and empowerment of micro and small businesses. SOE Collaboration Receivable is recognized when funds are transferred to BRI, measured, and recorded at the amount of funds transferred. This distribution is long term for 5 years, hence recognized as a non-current asset. This receivable are consists of PUMK Receivable Collaboration to Foster Partners and PUMK Receivable Collaboration to BRI.

PUMK Receivable Collaboration to Foster Partners
PUMK Collaboration Receivable to Foster Partners represents loan is provided to Foster Partners through BRI and recorded at the amount of funds that have not been returned by the Foster Partners.

PUMK Collaboration Receivable to BRI

PUMK Collaboration Receivable represents loan for Foster Partners that have been returned to BRI and will be returned to SRC when the agreement ends and also include loan fund was received by BRI from SRC that have not been distributed to Foster Partners.

	f.	Troubled Loan

Troubled loan represents loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off the troubled loan adhere to the Decree of Minister of SOE No. SK-277/MBU/10/2023 dated October 4, 2023.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	g.	Overpayment of Installments

Overpayment of installments represents repayment which exceeds its loan balance from foster partners. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognized  as Other Income, based on Decree of Senior General Manager Number:.PK.703.01.01/r.00/HK200/SRC1000000/2022 dated on  May 30, 2022 regarding Operational Guidelines of Social and Environmental Responsibility Program (TJSL).

	h.	Payables and Other Current Liabilities
Payables and other current liabilities are recognized when transactions occur or when contract are completed and recognized based on transaction amount or contracts.

	i.	Net Assets

Net assets are classified into net assets without restrictions from resource provider and net assets with restrictions from resource provider.  Net assets with restrictions from resource provider represent assets that can only be utilized limited to specific program purpose that can not be used for other activities.  Net assets without restrictions from resource provider represent assets that can be utilized without being limited for specific purposes.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	j.	Revenue and Expenses

Loan Administration Service Income

Loan administration service income is measured and recorded at the value that has matured in accordance with the contract for current and substandard status.

Interest income

Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.

Expenses

Expense is recognised as incurred.

	k.	Taxation

Tax transactions in relation to SRC are charged to SRC and reported by Foster SOE.

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

	a.	Judgements

The determination of functional currency

SRC’s functional currency is currencies from premier economic environment where SRC operates. The related currency is currency that gives influence on revenues and expenses from services given. SRC determines that their functional currency is Rupiah.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

	a.	Judgements (continued)

Allowance for impairment of loan

If there is objective evidence that losses because of impairment have incurred on loan, SRC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility. SRC uses judgements based on available facts and situations, including but not limited to, SRC’s period of relationship with foster partners and foster partner’s loan quality status                   (Notes 5 and 7).

	b.	Estimations and Assumptions

Allowance for impairment of loan

SRC uses judgement based on best facts available to recognize individual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

SRC also assesses the allowance for impairment loss collectively, grouped by the same loan risks, regardless requires individually identified of allowance, have higher uncollectible risk compares to loan provided to other foster partners. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectability.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

	b.	Estimations and Assumptions (continued)

Allowance for impairment of loan (continued)

Allowance for impairment of loan is recognised based on the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 and 7).

4.	CASH AND CASH EQUIVALENTS

		2024	2023
	Cash in Bank:
	PT Bank Mandiri (Persero) Tbk	121,297	80,740
	PT Bank Negara Indonesia (Persero) Tbk	121,022	80,930
	PT Bank Syariah Indonesia (Persero) Tbk	12,596	10,727
	Total Cash and Cash Equivalents	254,915	172,397

5.	LOAN TO FOSTER PARTNERS

	a.	Loan to Foster Partners Classified by SR Regional

			2024	2023
		Loan to Foster Partners
		Regional I	18,435	40,275
		Regional II*	20,230	27,895
		Regional III*	32,768	15,181
		Regional IV	7,512	22,335
		Regional V	10,412	44,306
		Regional VI	-	21,306
		Regional VII	-	19,833
		Total	89,357	191,131
		Allowance for Impairment of Loan	(53,343)	(65,468)
		Total Loan to Foster Partners - Net	36,014	125,663

		*) There are changes of the number of Telkom Regional Divisions in 2024, which previously disclosed in Note 1.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

.
5.	LOAN TO FOSTER PARTNERS (continued)
	b.	Loan to Foster Partners Classified by Sector

	December 31,
	2024	2023
Trading	47,080	101,800
Industry	19,102	41,597
Service	12,325	28,739
Farming	3,776	6,598
Agriculture	2,828	4,964
Fishing	2,520	4,431
Plantation	850	1,748
Others	876	1,254
Total	89,357	191,131
Allowance for Impairment of Loan	(53,343)	(65,468)
Total Loan to Foster Partners - Net	36,014	125,663

	Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.

	Included in loans to foster partner is balance of additional loans. Additional loans are distributed to finance the short-term funding requirements for the business operations.

c.	Loan Administration Service Income

	Interest rate start from October 1, 2022 is regulated on PER-06/MBU/09/2022 as amended to PER-01/MBU/03/2023 become 3% per annum.

d.	Allowance for Impairment of Loan to Foster Partners

	Movement of allowance for impairment of loan is as follow:

		2024	2023
	Beginning balance	65,468	84,930
	Additional	22,133	24,421
	Recovery	(12,125)	(19,462)
	Reclassification to troubled loan (Note 7)	(22,133)	(24,421)
	Ending Balance	53,343	65,468

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)

December 31, 2024
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Expense (Recovery) Allowance
Foster Partners
Collective assessment
Current	< 30 days	20.493	0.61%	125	(128)
Substandard	> 30 days ≤ 180 days	11.730	2.86%	335	(146)
Doubtful	> 180 days ≤ 270 days	4.614	7.86%	363	(253)
Loss	> 270 days	52.520	100.00%	52.520	(11,588)
Sub total		89.357		53.343	(12,115)
Troubled
Foster Partner		311.022	100.00%	311.022	14,847
Other Foster SOE/ Distributing Partners		9.200	100.00%	9.200	(20)
Sub total		320.222		320.222	14,827
Individual assessment
Additional Loan Foster Partners Loss		-	100.00%	-	(10)
Total		409.579		373.565	2,702

December 31, 2023
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Expense (Recovery) Allowance
Foster Partners
Collective assessment
Current	< 30 days	98,510	0.26%	256	(1,481)
Substandard	> 30 days ≤ 180 days	19,188	2.50%	479	(673)
Doubtful	> 180 days ≤ 270 days	9,315	6.61%	615	(208)
Loss	> 270 days	64,108	100.00%	64,108	(17,100)
Sub total		191,121		65,458	(19,462)
Troubled
Foster Partner		296,175	100.00%	296,175	15,443
Other Foster SOE/ Distributing Partners		9,220	100.00%	9,220	-
Sub total		305,395		305,395	15,443
Individual assessment
Additional Loan Foster Partners Loss		10	100.00%	10	-
Total		496,525		370,863	(4,019)

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

6.	SOE LOAN COLLABORATION

Movement of PUMK collaboration receivable is as follow:

	2024	2023
Beginning balance	20,000	-
Deposit of PUMK fund to BRI	10,000	20,000
Distribution of PUMK fund to foster partners through BRI	(30,000)	-
PUMK collaboration receivable to Foster Partners	28,021	-
Refund of collaboration receivable to BRI:
Principal loan	1,979	-
Loan administration service	119	-
Ending Balance	30,119	20,000

On August 29, 2023, SRC signed Perjanjian Kerja Sama Induk No. B 30/MBD/08/2023 or No. Tel. 1194/ HK.810/ SRC-A1000000/2023 with PT Bank Rakyat Indonesia Tbk (BRI) regarding Implementation of Program Pendanaan Usaha Mikro dan Usaha Kecil. This agreement is valid for 5 (five) years from the signing of the agreement. On November 29, 2023, SRC signed Perjanjian Kerja Sama Turunan No. B.827-MBD/11/2023 or No. Tel 1603/ HK.810/ SRC -A1000000/ 2023 with BRI to regulate in more detail regarding the implementation of Perjanjian Kerja Sama Induk.

Based on the agreement, BRI is obliged to (1) distribute funds from the SRC's Program Pendanaan UMK to micro and small businesses, (2) collect installments of the Foster MSE loans for the funds distribution of the SRC’s Program Pendanaan UMK until the loan repayment by the Foster MSEs is transferred through SRC's account by BRI, even though the agreement has ended, (3) carry out effective performance of distribution and collectibility of Program Pendanaan UMK, (4) report the implementation of the funds distribution for Program Pendanaan UMK as regulated in Ministry of SOE No: PER-1/2023 to the Ministry of BUMN, (5) carry out monitoring and evaluation of the implementation of the distribution of funds for SRC's Program Pendanaan UMK, (6) providing report on the distribution of funds for SRC's Program Pendanaan UMK as a basis for the audit of the implementation of Program Pendanaan UMK, (7) reallocating administrative services obtained from the distribution of Program Pendanaan UMK funds for then becomes part of the distribution of funds for the Program Pendanaan UMK in the following period which will be returned to SRC at the end of the period of Perjanjian Kerja Sama Induk.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

6.	PUMK COLLABORATION RECEIVABLE (continued)

SRC is obliged to (1) deposit/transfer funds from Program Pendanaan UMK to BRI's checking account, (2) carry out development in accordance with the scope of the agreement, (3) submit evidence of deposit/book-entry of disbursement of Program Pendanaan UMK. SRC and BRI agree to hold a meeting at least 1 time in 1 year to evaluate the implementation of the agreement.

On November 30, 2023, SRC transferred funds to the BRI checking account of Rp20,000. On November 29, 2024, SRC transferred funds to BRI’s account of Rp10,000.

On December 31, 2024, SRC recognized loan administration service income from PUMK Collaboration receivable to BRI of Rp119.

SRC believes that all of loan are collectible, hence, no allowance for impairment loss was provided.

7.	TROUBLED LOAN

Troubled Loan to Foster Partners Classified by SR Regional

As of December 31, 2024 and 2023, the troubled loan which classified per SR Regional is as follow:

	2024	2023
Regional I	68,872	64,862
Regional II*	96,760	42,106
Regional III*	77,705	52,650
Regional IV	30,133	26,093
Regional V	37,552	46,636
Regional VI	-	28,372
Regional VII	-	35,456
	311,022	296,175
SR Corporate
PT Sang Hyang Seri (Persero) (“SHS”)	7,582	7,602
Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,618	1,618
	9,200	9,220
Total	320,222	305,395
Allowance for Impairment of Troubled Loan	(320,222)	(305,395)
Troubled Loan Distribution - Net	-	-

*) There are changes of the number of Telkom Regional Divisions in 2024, which previously conformed to disclosed in Note 1.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

7.	TROUBLED LOAN (continued)

Movement of allowance for impairment of troubled loan is as follow:

	2024	2023
Beginning balance	305,395	289,952
Reclasification from loss loan (Note 5d)	22,133	24,422
Reversal	(7,306)	(8,979)
Ending balance	320,222	305,395

.
8.	PAYABLES AND OTHER CURRENT LIABILITIES

As of December 31, 2024 and 2023, this account represents incidental deposit.

.
9.	OVERPAYMENT OF INSTALLMENTS

		2024	2023
	Beginning Balance	237	204
	Additional	92	83
	Refund	(68)	(50)
	Ending Balance	261	237

10.	LOAN ADMINISTRATION SERVICE INCOME

	Year ended December 31,
	2024	2023
Loan to Foster Partners
Regional I	503	1.613
Regional II*	632	1.257
Regional III*	922	763
Regional IV	433	1.124
Regional V	238	1.510
Regional VI	-	1.209
Regional VII	-	788
	2.728	8.264
PUMK collaboration receivable to BRI	119	-
Total	2.847	8.264

*) There are changes of the number of Telkom Regional Divisions in 2024, which previously conformed to disclosed in Note 1.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transactions
Entity under common control of the Government	PT Bank Negara Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Mandiri (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Syariah Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Sang Hyang Seri (Persero)	Other Foster SOE
Entity under common control of the Government	PT Bank Rakyat Indonesia (Persero) Tbk.	Other Foster SOE

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONTINUED)

The details of accounts and significant transactions with related parties are as follows:

	Amount		Percentage to total assets
	2024	2023	2024	2023
Cash and Cash Equivalents (Note 4)
Cash in banks
PT Bank Mandiri (Persero) Tbk	121,297	80,740	37%	25%
PT Bank Negara Indonesia (Persero) Tbk.	121,022	80,930	37%	25%
PT Bank Syariah Indonesia (Persero) Tbk	12,596	10,727	3.9%	3.3%
	254,915	172,397	77.9%	53.3%
PUMK Collaboration Receivable
PUMK Loan Collaboration to - Foster Partners - through BRI	28,021	-	8.72%	-
BRI Loan Collaboration	2,098	20,000	0.65%	6.3%
	30,119	20,000	9.37%	6.3%

Interest from Current Account
Cash in banks
PT Bank Mandiri (Persero) Tbk.	1,664	842	26%	8.64%
PT Bank Negara Indonesia (Persero) Tbk.	1,603	624	26%	6.4%
PT Bank Syariah Indonesia (Persero) Tbk.	92	5	1.4%	0.0%
	3,359	1,471	53.4%	15.04%

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

SOCIAL RESPONSIBILITY CENTER (FORMERLY COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024 and For the Year Ended

(Expressed in Millions of Rupiah)

12.	STATEMENT OF CASH FLOWS - DIRECT METHOD

	Year ended December 31,
	2024	2023
OPERATING ACTIVITIES
Loan Repayments from Foster Partners	86.538	171.334
Receipt from Loan Administration Service	2.694	8.045
Interest Income	3.359	1.471
PUMK Collaboration Receivable to BRI	(10.000)	(20.000)
Payable Payment	(5)	(3)
Refund of Overpayment Installment to Foster Partners	(68)	(49)
NET CASH FLOWS RECEIVED FROM OPERATING ACTIVITIES	82.518	160.798
INCREASE IN CASH AND CASH EQUIVALENTS	82.518	160.798
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	172.397	11.599
CASH AND CASH EQUIVALENTS AT END OF PERIOD	254.915	172.397